Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0805 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

May 25, 2018

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Dominic Minore, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation

Preliminary Proxy Statement on Schedule 14A filed on May 11, 2018

File No. 814-01064

Dear Mr. Minore:

On behalf of Alcentra Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 15, 2018 relating to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-01064), filed with the Commission on May 11, 2018 (the “Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

1.	Please confirm that all information required to be disclosed by Item 22(b)(11) of Schedule 14A has been included for each director in the Proxy Statement.

Response: The Company confirms to the Staff that all information required to be disclosed by Item 22(b)(11) of Schedule 14A has been included for each director in the Proxy Statement.

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Mr. Dominic Minore May 25, 2018 Page 2

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	David Scopelliti, Alcentra Capital Corporation

Ellida McMillan, Alcentra Capital Corporation